UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): April 8, 2020

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**110 North Carpenter Street
Chicago, Illinois**
(Address of Principal Executive Offices)

60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

     On April 8, 2020, McDonald's Corporation (the "Company") issued an investor release providing an update on the COVID-19 impact to the Company's operations and certain financial items, including comparable sales results for the first quarter ended March 31, 2020. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. The information under this Item 2.02 including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued April 8, 2020: McDonald's Provides Update on COVID-19 Impact to the Business and Reports First Quarter 2020 Comparable Sales

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: April 8, 2020   By: /s/ Catherine Hoovel
                                                      _____
                                                      Catherine Hoovel
                                                      Corporate Vice President - Chief Accounting Officer

Exhibit 99.1



FOR IMMEDIATE RELEASE
4/8/2020

FOR MORE INFORMATION CONTACT:
Investors: Mike Cieplak, investor relations@us mcd.com
Media: Lauren Altmin, lauren.altmin@us mcd.com

McDONALD'S PROVIDES UPDATE ON COVID-19 IMPACT TO THE BUSINESS AND

REPORTS FIRST QUARTER 2020 COMPARABLE SALES

We are providing an update on the COVID-19 impact to the Company's operations and certain other financial related items, including comparable sales results, ahead of our quarterly earnings announcement planned for April 30, 2020.

Business Update from McDonald's President and Chief Executive Officer, Chris Kempczinski

Following our strong performance in 2019 through execution of the Velocity Growth Plan, we began 2020 with positive global momentum. More recently, the global outbreak of COVID-19 has significantly disrupted the McDonald's business. While we are faced with new challenges as a result, we are drawing on the strengths of our global System to manage through the crisis and position us for long-term growth.

This unprecedented situation is changing the world we live in, and we will need to adapt to a new reality in its aftermath. One thing that has not changed, however, is McDonald's focus on protecting the health and safety of our people and our customers. We are implementing measures across markets to keep customers and crew safe, such as contactless Drive-thru and Delivery, social distancing guidelines, protective equipment for crew and enhanced hygiene and cleaning procedures.

We will continue to work with franchisees around the world to evaluate operational feasibility. We are also working closely with suppliers on contingency planning for continuous supply so that we can continue to operate safe restaurants, and I'm pleased to share that at this stage, we've had no breaks in supply for any food, packaging, toys or equipment globally. Additionally, we have great pride in the actions our employees, franchisees and suppliers are taking around the globe to support communities by donating medical supplies, feeding first responders and healthcare workers, and contributing food and volunteer hours to relief efforts.

While the disruption means our business is faced with immediate challenges, we believe our agility has positioned us well to adapt and continue to serve customers where it is safe to do so. Approximately 75% of our restaurants around the world are operational, the majority of which have adapted to focus on Drive-thru, Delivery, and/or Take-away. We are proud of McDonald's important role in continuing to offer affordable, convenient food for those who need to continue working during this time, such as healthcare workers and other essential workers. I am immensely grateful to our employees who are safely serving that need in their local communities.

Our January and February global comparable sales were strong in most countries. Beginning in mid-March, we experienced a significant decline in our results that varies across markets. The variation reflects the different levels of consumer behavior and government response. The situation remains fluid, and as the duration and scope of COVID-19 continues to evolve, it is not possible to estimate the full extent of the impact on our business at this time.

There will be more challenges and difficult business decisions to be made. We are confident in our resilience, but we are not complacent. We remain focused on what we can control to manage through this crisis. To that end, we have taken important steps to preserve our financial flexibility, including suspending our share repurchase program and increasing our cash position by raising $6.5 billion in the debt markets during the first quarter. In addition, we will reduce capital expenditures this year as a result of fewer Experience of the Future projects across the U.S. and a reduced number of new restaurant openings in most markets around the world.

Our priorities remain the health and safety of our people and our customers, preserving financial flexibility, maintaining discipline and serving our communities where it is safe to do so. As we navigate through this unprecedented crisis, we will continue to operate with a long-term mindset, in order to best position ourselves for the future.

First Quarter Comparable Sales

COMPARABLE SALES

	Increase/(Decrease)			
	Two months ended February 29, 2020	Month ended March 31, 2020	Quarter ended March 31, 2020	Quarter ended March 31, 2019
U.S.	8.1%	(13.4)%	0.1 %	4.5%
International Operated Markets	8.5	(34.7)	(6.9)	6.0
International Developmental Licensed Markets & Corporate	3.7	(19.4)	(4.3)	6.0
Total	7.2%	(22.2)%	(3.4)%	5.4%

- **Comparable Sales:** The Company delivered strong global comparable sales results for the two months ended February 2020, with all segments benefiting from Leap Day. Globally, sales results began to markedly decline during the second half of March due to COVID-19, which caused significant restaurant closures and "shelter-in-place" guidance. As a result, the Company does not expect March full-month comparable sales to be indicative of the near term.

    - **U.S. and International Operated Markets:** Comparable sales results for the two months ended February 2020 reflected balanced growth in average check and guest counts.

    - **International Developmental Licensed Markets:** Comparable sales results for the quarter were primarily impacted by China, which had approximately 25% of restaurants fully closed in early February, at the peak of the Company's closures in that market.

Restaurant Update

Below is a summary of the operating status of McDonald's restaurants around the world as of April 8, 2020. The Company continues to follow the guidance of expert health authorities to ensure the appropriate precautionary steps are taken in this evolving business environment to protect the health and safety of our people and our customers.

PERCENT OF OPERATING RESTAURANTS*

	As of April 8, 2020
U.S.	99%
International Operated Markets	45
International Developmental Licensed Markets	75
Total	75%

*   Restaurants include those with limited operations including Drive-thru, Delivery, and/or Take-away.

U.S.:
- Substantially all restaurants are operating Drive-thru, Delivery, & Take-away only; subject to local restrictions, dining rooms are operating at restaurant discretion. Limited menus and hours may apply.
- Restaurants that are closed are primarily due to their locations (e.g., unique sites such as malls).

International Operated Markets:
- Markets, such as Australia, Canada, Germany and Russia have limited operations, which could include Drive-thru, Delivery and/or Take-away; some restaurants within these markets may be closed, have limited hours, menus and/or restricted capacity.
- Several markets, such as France, Italy, Spain and the United Kingdom, have fully closed all restaurants.

International Developmental Licensed Markets:
- China has resumed operations in 98% of restaurants, although the market continues to experience a reduced level of demand as consumers have not fully returned to their pre-COVID routines.
- Substantially all restaurants are operating in Japan.
- Brazil has 60% of restaurants operating, the majority of which have limited operations.
- Operating hours in most other countries are driven by government regulations.

Corporate Liquidity

Franchisee Assistance
The Company is working with franchisees around the world to support financial liquidity during this period of uncertainty. The Company has granted the deferral of cash collection for certain rent and royalties earned from franchisees in substantially all markets. The extent of the deferrals may differ in length by market. Although the Company may be deferring cash collection, revenue is continuing to be recognized as sales are incurred. Additionally, the Company is working with suppliers and lenders to extend franchisee payment terms when possible.

Capital Expenditures
The Company expects to reduce capital expenditures by approximately $1 billion for 2020 as a result of fewer Experience of the Future projects across the U.S. and a reduced number of new restaurant openings in most markets around the world.

Share Repurchases
The Company suspended its share repurchase program in March 2020 in order to preserve financial flexibility.

Financing
During the first quarter, the Company secured $6.5 billion of new financing. In early March, this included $2 billion of debt issuances due at various maturities. Later in March, the Company drew $1.0 billion on a new short-term line of credit, and also issued an additional $3.5 billion of bonds due at various maturities. The Company also has $3.5 billion available under a committed line of credit, which has not been drawn upon, as well as continuing authority to issue commercial paper in the U.S. and global markets.

Other First Quarter 2020 Items

The Company expects the following items to be included in the first quarter 2020 results:

- Approximately $40 million of Selling, General and Administrative costs related to the cancellation of our Worldwide Owner/Operator Convention. These costs are higher than previously estimated largely due to refunding participant and supplier registration fees.
- Approximately $35 million of incremental costs related to the reduction in scope of certain investments in restaurant technology and research & development. Approximately $20 million of these costs relate to contractual obligations and are reflected in Selling, General and Administrative Expenses and approximately $15 million of these costs relate to the write-off of software no longer being used and are reflected in Impairment and Other Charges.

Withdrawing 2020 Outlook and Long-Term Outlook

Due to the uncertainty related to COVID-19 and its impact on the global economic conditions and the Company's business operations, the Company is withdrawing its 2020 Outlook and its Long-Term Outlook that was issued on February 26, 2020. The Company will provide an update on its business and financial results on its first quarter earnings call planned for April 30, 2020.

Executive Compensation

In light of the significant impact that COVID-19 has had on the Company's global operations, the Company's Chief Executive Officer voluntarily offered a 50% reduction in his base salary and the other Named Executive Officers offered a 25% reduction in their base salaries for the period April 15, 2020 to September 30, 2020, subject to extension if the situation warrants. The Compensation Committee of the Board of Directors endorsed and approved these changes in Named Executive Officer compensation.

Risk Factors Update

This risk factor is intended to be an update to the Risk Factors found in our Form 10-K filed on February 26, 2020.

The COVID-19 pandemic has adversely affected and could continue to adversely affect our financial results, condition and outlook.

Health epidemics or pandemics can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our financial results, condition and outlook. Importantly, the global pandemic resulting from the outbreak of COVID-19 has disrupted global health, economic and market conditions, consumer behavior and McDonald's global restaurant operations beginning in early 2020. Local and national governmental mandates or recommendations and public perceptions of the risks associated with the COVID-19 pandemic have caused, and may continue to cause, consumer behavior to change and worsening economic conditions, which could continue to adversely affect our business. In addition, our global operations have been and may continue to be disrupted to varying degrees (from limited operations including Drive-thru, Delivery and/or Take-away operations, sometimes with limited hours, menus and/or capacity, to full restaurant closures in some markets). While we cannot predict the duration or scope of the COVID-19 pandemic, it has negatively impacted our business and such impact could be material to our financial results, condition and outlook.

The COVID-19 pandemic may also have the effect of heightening other risks disclosed in the Risk Factors section included in our Form 10-K filed on February 26, 2020, such as, but not limited to, those related to consumer behavior, consumer perceptions of our brand, supply chain interruptions and labor availability and cost.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Cuts and Jobs Act of 2017, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Comparable sales are compared to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters (which includes restaurants temporarily closed due to COVID-19 in 2020). Comparable sales exclude the impact of currency translation, and, since 2017, also exclude sales from Venezuela due to its hyper-inflation. Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. The goal is to achieve a relatively balanced contribution from both guest counts and average check.

Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed.

UPCOMING COMMUNICATIONS

McDonald's plans to release first quarter earnings for the quarter ended March 31, 2020 before the market opens on April 30, 2020 and will broadcast its investor earnings conference call live over the Internet at 7:30 a m. (Central Time) on April 30, 2020. A link to the live webcast will be available at www.investor mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 38,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties, including statements regarding the impacts that the novel COVID-19 pandemic may have on our future operations as found in this release. Factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in the Company's annual and quarterly filings, as well as the Risk Factors Update issued herein. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.